

July 28, 2014

<u>Via E-mail</u>
James Daniel Westcott
Executive Vice President and Chief Financial Officer
Legacy Reserves GP, LLC
303 W. Wall Street, Suite 1800
Midland, Texas 79701

  Re: Legacy Reserves, LP
     Registration Statement on Form S-3
     Filed July 11, 2014
     File No. 333-197370
     Form 10-K for Fiscal Year Ended
     December 31, 2013
     Filed February 21, 2014
     File No. 1-33249

Dear Mr. Westcott:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business, page 1

Development Activities, page 3

2. We note your disclosure of material changes in proved undeveloped reserves ("PUDs"). Please expand your disclosure pursuant to Item 1203 of Regulation S-K to provide additional information regarding changes in your PUDs such as "Additions due to performance" and "PUDs removed due to performance."

3. We note that you expended approximately $46.1 million to convert 1.6 MMBoe of proved undeveloped reserves ("PUDs") to proved developed status during the fiscal year ended December 31, 2012 compared to $63.6 million to convert 1.3 MMBoe of PUDs during the fiscal year ended December 31, 2013. This appears to represent an increase from $29.16 per barrel in 2012 to $47.67 per barrel in 2013. Please explain why the cost of conversion appears to have increased during the fiscal year ended December 31, 2013 and describe your expectations for the fiscal year ended December 31, 2014.

Properties, page 28

4. Please tell us how you considered the disclosure requirements per Item 1206(a) of Regulation S-K with regard to present activities such as the number of wells currently in the process of being drilled.

Consolidated Financial Statements

Unaudited Supplementary Information, page F-32

Net Proved Oil, NGL and Natural Gas Reserves, page F-33

5. Please revise your disclosure of proved reserve quantities to include an explanation of significant changes that occurred during the periods presented. Refer to FASB ASC 932-235-50-5. In addition, please provide a column for the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, please contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: George J. Vlahakos
        Andrews Kurth LLP